March 17, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	two

Registration Statement on Form S-1

Filed March 2, 2021

File No. 333-253802

Ladies and Gentlemen:

On behalf of two, a Cayman Islands exempted company (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated March 4, 2021 with respect to the Company’s Registration Statement on Form S-1 (“Form S-1”). The Company filed Amendment No. 1 to the Form S-1 on March 4, 2021 (“Amendment No. 1”). This letter is being submitted together with the Company’s Amendment No. 2 to Form S-1, filed on March 17, 2021 (“Amendment No. 2”). Amendment No. 1 and Amendment No. 2 include the revisions by the Company to address the Staff’s comments.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For the Staff’s convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

Securities and Exchange Commission

March 17, 2021

Summary Financial Data, page 34

1.	Staff’s comment: Revise your disclosure to give effect to the sale of units in this offering and the sale of the private placement warrants in a separate “as-adjusted” column.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 29 of Amendment No. 2 to include the summary financial information on an as-adjusted basis. The Company notes that, as a result of the change in the securities being offered, this column now reflects the proceeds of the sale of ordinary shares in the offering and the sale of private placement shares.

Exhibit Index

Consent of Independent Registered Public Accounting Firm, page II-4

2.	Staff’s comment: Please revise to provide a consent of your independent auditor.

Response: The Company respectfully acknowledges the Staff’s comment and in response has included the consent of WithumSmith+Brown, PC, its independent auditor as of March 4, 2021 as Exhibit 23.1 to Amendment No.1, and has included such consent as of March 16, 2021, as Exhibit 23.1 to Amendment No. 2.

Securities and Exchange Commission

March 17, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 212-504-6235 or Gregory Patti at 212-504-6780 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Niral Shah

Niral Shah

Via-E-mail:

cc:	Troy Bennett Steckenrider III, Chief Financial Officer of two

Gregory P. Patti, Jr., Cadwalader, Wickersham & Taft LLP